Exhibit 2.1

This AMENDMENT dated as of January 19, 2016 (this “Amendment”), to the Purchase Agreement, dated as of August 11, 2015 (the “Purchase Agreement”), is entered into by and between Symantec Corporation, a Delaware corporation (“Seller”), and Veritas Holdings Ltd. (f/k/a Havasu Holdings Ltd.), a Bermuda exempted company (“Buyer”). Capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings assigned to such terms in the Purchase Agreement.

WHEREAS pursuant to Section 11.6 of the Purchase Agreement, Seller and Buyer have agreed to amend certain provisions of the Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Amendments to the Purchase Agreement.

1.1 The following definitions in the Purchase Agreement and the references thereto are deleted in their entirety: “Closing Net Working Capital Lower Collar,” “Closing Net Working Capital Target,” “Closing Net Working Capital Upper Collar,” “Estimated Working Capital Adjustment Amount,” and “Final Working Capital Adjustment Amount”.

1.2 The references to “$200,000,000” in (a) the definitions of “Business Cash Deficit Amount” and the “Business Cash Surplus Amount” in Section 1.1 of the Purchase Agreement, (b) Section 6.1(e) of the Purchase Agreement and (c) Section 7.3(g) of the Purchase Agreement are each hereby replaced with “$400,000,000”.

1.3 The definition of “Transaction Documents” in the Purchase Agreement is hereby expanded to also include the Memorandum of Association, the Bye-Laws and the Shareholders Agreement (each as defined in this Amendment).

1.4 The definition of “Excess Cash” is hereby amended and restated in its entirety as follows:

“Excess Cash” means the aggregate amount by which the Business Cash held in (x) all jurisdictions (other than in the Key Cash Jurisdictions) exceeds $50,000,000, (y) a jurisdiction (or group of jurisdictions) set forth on Schedule 1.1(a)(vii) of the Disclosure Letter exceeds the amount set forth opposite such jurisdiction (or such group of jurisdictions) on Schedule 1.1(a)(vii) of the Disclosure Letter and (z) Singapore exceeds $50,000,000.

1.5 Section 3.1 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Section 3.1 Purchase Price. The total consideration for the Purchased Shares and the Purchased Assets shall be (a) $7,400,000,000 (the “Base Amount”) consisting of (i) an amount equal to $7,000,000,000 (the “Purchase Price”), as adjusted pursuant to Section 3.5 and Section 3.6, payable as described in this Agreement, and (ii) the Share Consideration (which Buyer and Seller agree shall be issued by Buyer to Seller in satisfaction of $400,000,000 of the Base Amount) and (b) the assumption by Buyer of the Assumed Liabilities. VAT or Transfer Taxes payable in connection with the consummation of the Purchase Transaction and the transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement are addressed in Section 6.8 and Section 10.3.

1.6 Section 3.2 of the Purchase Agreement is hereby amended to add the following as a new subsection (c):

(c) On the Closing Date, Buyer shall issue, or cause to be issued, to Seller or its designee, and Seller shall accept and acquire from Buyer, the Share Consideration. As used herein, “Share Consideration” shall mean 40,000,000 B Shares in Buyer (as defined in the Bye-Laws (as defined in this Amendment)). The Share Consideration shall have the rights, preferences, privileges, conditions and restrictions as set forth in the Bye-Laws and the Shareholders Agreement (each as defined in this Amendment) or as otherwise mutually agreed by Buyer and Seller.

1.7 Section 3.3 of the Purchase Agreement is hereby amended to add the following to the end thereof:

To the extent required by applicable Law, the Share Consideration will be included in the aforementioned procedures as if it were Final Consideration, mutatis mutandis.

Section 2. Acknowledgments. For all purposes of the Purchase Agreement (including without limitation Article 7, Section 8.1, Article 10 and Section 11.7 thereof), Buyer and Seller irrevocably acknowledge and agree that:

2.1 The conditions set forth in Section 7.1(b) and Section 7.3(f)(i) and (ii) of the Purchase Agreement have been satisfied.

2.2 Taking into account all financial, operating and other information relating to or affecting the Business which Buyer, its Affiliates or its or their Representatives has received or otherwise has knowledge as of the date hereof, including the results of the Business for the fiscal quarter ended January 1, 2016, the financial projections for the fiscal quarter ended April 1, 2016 and the 2017 fiscal year and all other information, diligence responses, forecasts, plans and projections provided to Buyer on or prior to the date hereof (collectively, the “Information”), Operational Separation has been completed in all material respects in the Principal Jurisdictions on or prior to January 7, 2016.

2.3 Taking into account all Information, to the knowledge of Buyer, (i) since the Agreement Date through the date hereof, there has not occurred a Material Adverse Effect and (ii) Buyer is not currently aware of any Effect, individually or in the aggregate with all other Effects of which Buyer is currently aware, that is a Material Adverse Effect as of the date hereof, or would reasonably be expected to be a Material Adverse Effect as of the Closing Date.

2.4 Taking into account all Information, Buyer is not currently aware of any breach of any representations, warranties, covenants or agreements of Seller contained in the Purchase Agreement or other Transaction Documents.

2.5 Taking into account all relevant information provided by Buyer to Seller, its Affiliates or its or their Representatives, Seller is not currently aware of any breach of any representations, warranties, covenants or agreements of Buyer contained in the Purchase Agreement or other Transaction Documents.

Section 3. Equity Agreements.

As of the date hereof, Buyer has delivered to Seller true, accurate and complete copies of the latest drafts of the Memorandum of Association, Shareholders Agreement (the “Shareholders Agreement”), Management Shareholders Agreement, Amended and Restated Bye-Laws of Buyer (the “Bye-Laws”), Veritas Holdings Ltd. Long-Term Incentive Plan and Founder’s Award Certificate (collectively, the “Equity Agreements”). Other than as expressly set forth in such Equity Agreements and except for such changes or agreements which may be agreed between Buyer and Seller or which would not, by its express terms, affect in an adverse manner, the rights and obligations of Seller in its capacity as a shareholder, relative to the rights and obligations of the other Shareholders, there are, and at Closing will be, no other agreements (including side letters or other arrangements) relating to or affecting the terms or conditions of the Share Consideration and/or Seller’s rights as a shareholder of Buyer. As of the date hereof, Buyer’s good faith estimate of the equity capitalization of Buyer after giving effect to the Closing is as set forth in Schedule I hereto. The Share Consideration will be issued at the same per share price as the A Shares (as defined in the Buyer Bye-Laws) in Buyer to be acquired by C-H Holdings and GIC in connection with the Closing pursuant to their respective Equity Commitment Letters.

Section 4. Other Agreements.

4.1 Each of Buyer and Seller hereby reaffirms that it will fulfill all of its obligations under the Purchase Agreement (after giving effect to this Amendment), including without limitation its obligations under Section 6.15 of the Purchase Agreement. Without limiting the generality of the foregoing, Buyer will enforce its rights under the Financing Commitments and Financing Agreements, including through litigation pursued in good faith.

4.2 Seller hereby irrevocably confirms that Seller is prepared, able and would take such actions required of it by the Purchase Agreement to effect the Closing upon the funding of the Equity Financing and Debt Financing.

4.3 Pursuant to Section 8.1 of the Purchase Agreement, Buyer specifies and agrees, and Seller agrees, that the Closing shall occur on January 29, 2016, subject only to the satisfaction of the conditions set forth in Sections 7.1, 7.2 and 7.3 of the Purchase Agreement after giving effect to this Amendment, subject in all respects to the limitations set forth in Section 10.3(d) of the Purchase Agreement.

4.4 Buyer agrees that, based on the Information, it would be able to deliver a solvency certificate as required under the Debt Financing Commitments as of the date hereof.

4.5 Buyer agrees that in the event that the Closing does not occur on January 29, 2016, Buyer will not oppose any effort by Seller to seek expedited proceedings in any litigation by Seller against Buyer seeking specific performance to consummate the transactions contemplated by the Purchase Agreement.

Section 5. Miscellaneous.

5.1 Nothing in this Amendment shall adversely affect the rights of Seller to seek or obtain any injunction, specific performance or any other equitable relief requiring Buyer to cause the Equity Financing to be funded, to specifically enforce its rights under the Equity Financing Commitments or to cause Buyer to consummate the transactions contemplated by the Purchase Agreement pursuant to Section 11.7 thereof, in each case as and to the extent permitted by the Purchase Agreement. Nothing in this Amendment shall adversely affect the rights of Buyer to obtain any injunction, specific performance or any other equitable relief pursuant to or in connection with the Purchase Agreement.

5.2 Except as expressly set forth herein, this Amendment (a) shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the parties to the Purchase Agreement and (b) shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Purchase Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

5.3 This Amendment and all claims and Proceedings arising out of this Amendment (and any actions of any party hereto in the negotiation, administration, or performance hereof or the interpretation and enforcement of the provisions of this Amendment) shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of Delaware. Section 11.9 of the Purchase Agreement is incorporated by reference herein mutatis mutandis.

5.4 This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax, .pdf email transmission or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 5.4. Once this Amendment is signed, any reproduction of this Amendment made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under applicable Law.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written.

SYMANTEC CORPORATION

By:	/s/ Michael A. Brown
Name:	Michael A. Brown
Title:	Chief Executive Officer

VERITAS HOLDINGS LTD.

By:	/s/ Patrick R. McCarter
Name:	Patrick R. McCarter
Title:	Director